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[ROBINSON & COLE LLP LOGO]                   Elliot H. Lutzker


                                             885 Third Avenue
                                             Suite 2800
                                             New York, NY 10022
                                             Main (212) 451-2900
                                             Fax (212) 451-2999
                                             elutzker@rc.com
                                             Direct (212) 451-2906

                                             Also admitted in Florida


                                                               November 15, 2005

VIA FEDERAL EXPRESS

Ms. Sara Kalin
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


       RE:        CHINA MOBILITY SOLUTIONS, INC.
                  REGISTRATION STATEMENT ON FORM SB-2
                  FILED ON SEPTEMBER 14, 2005
                  FILE NO. 333-128323
                  -------------------------------------

Dear Ms. Kalin:

         In connection with the above-referenced matter and on behalf of our client China Mobility Solutions, Inc. (the "Company"), we have enclosed two courtesy copies of Amendment No. 1 to the Company's registration statement, along with a copy marked to show changes from the initial filing. This letter is in response to your letter to Ms. Angela Du, dated October 11, 2005. We will address your comments in the order in which they appear in your letter.

Registration Statement on Form SB-2

General

     1. The Company's response to the Staff's comments dated July 7, 2005 was filed on October 18, 2005.

     2. The 1 million interest shares are not being registered under this registration statement and all references as to these 1 million shares being offering pursuant to this prospectus were deleted.


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Ms. Sara Kalin
November 15, 2005
Page 2

     3. This comment has been complied with on the cover page; page 12; page 15 and page 40 of the Prospectus.

Prospectus Front Cover Page

     4.   This comment has been complied with.

Selling Stockholders, Page 35

     5. This comment has been complied with on page 36 under Selling Stockholders and on Page II-3 of the Registration Statement.

     6.   This comment has been complied with.

     7. The only Selling Stockholders which are registered broker-dealers are Brookshire Securities, Starboard Capital and Meyers Associates LP. They each received their shares as compensation for placement agent services. No other Selling Stockholder is an affiliate of a broker-dealer.

Plan of Distribution, page 41

     8.   This comment has been complied with.

Signatures

     9.   This comment has been complied with.

Legal Opinion

     10. and 11. The opinion letter of Michael A. Littman, Attorney at Law has been filed as Exhibit 5.1 to the Registration Statement. Such opinion conforms to Staff Comments 10 and 11.

Form 10-QSB for the Quarter Ended March 31, 2005

Controls and Procedures, page 7

     12. This comment has been responded to in the Company's response dated October 18, 2005 to comment no. 6 of the Staff's July 7, 2005 comment letter. An additional risk factor entitled "We Were Recently Required to Make Changes in Internal Controls and Procedures" has been added at page 8 of the Prospectus. A revised Form 10-QSB was filed on November 8, 2005.
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Ms. Sara Kalin
November 15, 2005
Page 3

13. This comment has been responded to as described in response 12 above. Revised Forms 10-QSB for March 31, 2005 and June 30, 2005 were filed on November 8, 2005.

14. This comment has been responded to as described in response 12 above. A revised Form 10-QSB for June 30, 2005 was filed on November 8, 2005.

     If the Staff desires any additional information, please do not hesitate to contact the undersigned at (212) 451-2906.



                                                     Very truly yours,

                                                     ROBINSON & COLE LLP

                                                    /s/ Elliot H. Lutzker

                                                     Elliot H. Lutzker


Cc: Angela Du
    Moen & Company